UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person
   Daughton, James Michael
   18687 Melrose Chase
   Eden Prairie, MN  55347


2. Issuer Name and Ticker or Trading Symbol
   NVE Corporation (NVCR)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   12/11/02

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Technology Officer

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security           2. Trans-   2A. Deemed   3.Trans- 4. Securities Acquired(A)     5. Amount of       6.    7. Nature of
                                 action     Execution     action   or Disposed of (D)            Securities                 Indirect
                                 Date       Date, if      Code                                   Beneficially     D       Beneficial
                                 (Month/    any (Month/                          A               Owned Following  or       Ownership
                                 Day/Year)  Day/Year)                            or              Reported         I
                                                                  Amount         D  Price        Transaction(s)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   12/11/02                 G         2,000         D    *
Common Stock                   12/11/02                 G         2,000         D    *
Common Stock                   12/11/02                 G         2,000         D    *
Common Stock                   12/11/02                 G         1,000         D    *
Common Stock                   12/11/02                 G         1,000         D    *
Common Stock                   12/11/02                 G         2,000         D    *
Common Stock                   12/11/02                 G         2,000         D    *
Common Stock                   12/11/02                 G         2,000         D    *
Common Stock                   12/11/02                 G         2,000         D    *
Common Stock                   12/11/02                 G         2,000         D    *
Common Stock (Total)           12/11/02                 G        18,000         D    *           474,000          D

*Bona fide gift with no consideration.

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative         2. Conversion   3.Trans- 3A.Deemed  4.Trans-  5. Number of Derivative         6. Date Exercisable and
Security                       or Exercise     action   Execution   action    Securities Acquired (A)        Expiration Date
                               Price of        Date      Date, if   Code      or Disposed of (D)                (Month/Day/Year)
                               Derivative      (Month/   any
                               Security        Day/Year)                      A                D             Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option         $0.857          1/01/98                                                       1/01/03      1/01/05
Incentive Stock Option         $6.05           7/26/11                                                       *            7/26/11

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1, 3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative         3. Trans-     7. Title and Amount                    8. Price    9. Number of      10.  11. Nature of
Security                          action        of Underlying                          of Deri-    Derivative              Indirect
                                  Date          Securities                             vative      Securities      D      Beneficial
                                                                                       Security    Beneficially    or      Ownership
                                                                     Amount or                     Owned Following I
                  -                                                  Number of                     Reported
                                              Title                  Shares                        Transaction(s)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option         1/01/98        Common Stock           35,000         $0.857         175,000         D
Incentive Stock Option         7/26/11        Common Stock           22,600         $6.05          113,000         D
                                                                                                   -------
TOTAL                                                                                              288,000

Explanation of Responses:
  *Vesting schedule over three years; 25% vested on date of grant with and additional 25% vesting on each of 7/26/02, 7/26/03, and 7/26/04.

SIGNATURE OF REPORTING PERSON


/s/ James M. Daughton               12/11/02
-----------------------------       --------
Signature of Reporting Person         Date